Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2022
Declares Dividend of $0.375 per Common Share

LONDON, ENGLAND — May 9, 2022 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months ended March 31, 2022.
First Quarter 2022
- Reported operating revenue of $153.6 million for the first quarter 2022, 2.1 times revenue of $73.0 million for the prior year period.
- Reported net income available to common shareholders of $70.2 million for the first quarter of 2022, an increase of 1,571.4% or 16.7 times net income of $4.2 million for the prior year period. Normalized net income(3) after $4.6 million positive fair value adjustment on derivatives, a prepayment fee of $4.0 million on the full repayment of our Blue Ocean Junior Credit Facility and the associated non-cash write off of deferred financing charges of $0.1 million, was $69.7 million, 3.9 times normalized net income of $17.8 million for the prior year period which is after $5.8 million premium paid on the redemption in full of our 9.875% Senior Secured Notes due 2022 (“2022 Notes”)  in January 2021, $3.7 million acceleration of deferred financing charges and $1.1 million acceleration of the amortization of the original issue discount both associated with the redemption of the 2022 Notes and the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, plus a prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility.
- Generated $94.5 million of Adjusted EBITDA(3) for the first quarter 2022, 2.1 times  Adjusted EBITDA (3) of $44.2 million for the prior year period.
- Earnings per share for the three months ended March 31, 2022 was $1.93, 14.8 times the earnings per share of $0.13 for the comparative period. Normalized earnings per share for the three months ended March 31, 2022 was $1.91, 3.4 times the Normalized earnings per share of $0.56 for the prior year period.
- Declared a dividend of $0.375 per Class A common share for the first quarter of 2022 to be paid on June 2, 2022 to common shareholders of record as of May 24, 2022.
- Authorized a program of $40.0 million for opportunistic share repurchases. During April 2022 we repurchased 184,684 Class A common shares at an average price of $26.66 per share for a total of $4.9 million.
- On April 5, 2022, completed the partial redemption of $28.5 million principal amount of our Senior Unsecured Notes due 2024 (the “2024 Notes”) at a price equal to 102.00% of the principal amount plus accrued and unpaid interest. Upon completion of the redemption the outstanding principal amount of our 2024 Notes was $89.0 million.

- In January 2022, agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility with an outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility’s collateral basket, at an unchanged rate of LIBOR + 3.00%. The three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing in July 2026 and priced at LIBOR + 2.75%, which was used to fully repay the 10.00% Blue Ocean junior debt facility and for general corporate purposes.
- In February 2022, entered into USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt, which reduces over time and represented the remaining balance of the outstanding floating rate debt, after entering a similar interest rate cap in December 2021, on $484.1 million of floating rate debt, which also reduces over time, leaving the Company fully hedged on its floating rate debt.
- Chartered the only vessel to come open year-to-date, our feeder Kumasi, for 37 – 39 months to Wan Hai at a rate of $38,000 per day, up from a rate of $9,300 per day for the preceding charter.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “I am pleased to report that Global Ship Lease has delivered another quarter of earnings growth, even amid significant geopolitical activity, as additional highly attractive charters that we secured over the course of the last year have increasingly come into effect. With no vessels in GSL’s fully contracted fleet likely to be in the charter market until fourth quarter 2022, we have a high degree of certainty on our cashflows through at least the medium term, with many of our highest-earning charters extending well into the middle of the decade. This clarity and long-term contract coverage enables us to utilize our excess cash to increase our return of capital to shareholders, raising our dividend, as already announced, while also executing on our share repurchase program, buying back almost $5 million of our shares in the market.
Across the global chartered fleet, the vast majority of containerships are currently on extended charters, resulting in only very little current charter market activity. However, what little chartering there has been has continued to demonstrate how tight the market is. Looking forward, we continue to see highly constrained supply growth for all but the very largest containerships, and a high likelihood of continued supply chain disruption and congestion, which - almost regardless of demand growth - give us confidence about our ability to continue securing and extending long-term, reliable, contracted revenues from our high-quality fleet.
I would like to take this opportunity to thank Philippe Lemonnier, who has decided to stand down as a Director of Global Ship Lease.  We have greatly valued his advice over the last five years and wish him well for the future.  At the same time, I am delighted to welcome Captain Yoram (Rami) Neugeborn to our Board.  Rami is a Master Mariner with more than 40 years’ experience in the shipping industry, most recently having been Manager of the Chartering and Sale and Purchase Department at ZISS (Zim Integrated Shipping Services Ltd.) for 12 years.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “Alongside our success in chartering our fleet and increasing our earnings in a long-term sustainable manner, we have remained focused on utilizing our increased financial strength to enhance our balance sheet. We have continued to eliminate our more expensive legacy debt, resulting in a reduction in our cost of debt from nearly 8% at the start of 2019 to 4.63% now. Similarly, between late 2021 and the first quarter of this year, we have put in place interest rate caps for all of our debt, so we are now fully hedged against rising interest rates. With no debt maturities through mid-2024, our contracted cashflows provide us with highly reliable coverage for our debt service and our return of capital to shareholders, while also putting us in a position to continue acting opportunistically to further strengthen our balance sheet and financial flexibility.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three
	months ended	months ended
	March 31, 2022	March 31, 2021

Operating Revenue (1)	153,631	72,980
Operating Income	86,116	30,272
Net Income (2)	70,182	4,159
Adjusted EBITDA (3)	94,538	44,241
Normalized Net Income (3)	69,669	17,765

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA, Normalized Net Income and Normalized Earnings Per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income or earnings per share as reported, the most directly comparable U.S. GAAP financial measures, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.
Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $153.6 million in the three months ended March 31, 2022, up $80.6 million (or 110.4%) on revenue of $73.0 million for the prior year period. The period-on-period increase in revenue was principally due to (i) a 51.2% increase in ownership days, due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021, resulting in 5,850 ownership days in the quarter, compared to 3,870 in the first quarter 2021, (ii) increased revenue on charter renewals at higher rates on 13 vessels, (iii) $12.4 million credit from amortization of intangible liabilities arising on below-market charters attached to the vessel additions, and (iv) $4.4 million due to the modification of time charter contracts with a direct continuation at a different higher rate with the same charterer, partially offset by an increase in unplanned offhire days from 25 in the first quarter of 2021 to 82 days in the same quarter of 2022 and an increase in planned offhire days from 27 in the first quarter of 2021 to 227 in the same quarter of 2022. The 82 days of unplanned offhire in the first quarter of 2022 includes an incident of 16 days for main engine damage of one ship and offhire days due to COVID-19. The 227 days of planned offhire for drydockings in the first quarter 2022 were attributable to six regulatory drydockings, while in the comparative period of 2021, the 27 days of planned offhire were mainly attributable to one drydocking. Utilization for the first quarter of 2022 was 94.7% compared to utilization of 98.3% in the same period of the prior year.

The table below shows fleet utilization for the three months ended March 31, 2022 and 2021, and for the years ended December 31, 2021, 2020, 2019 and 2018.
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2022	2021	2021	2020	2019	2018

Ownership days	5,850	3,870	19,427	16,044	14,326	7,675
Planned offhire - scheduled drydock	(227)	(27)	(752)	(687)	(537)	(34)
Unplanned offhire	(82)	(25)	(260)	(95)	(105)	(17)
Idle time	-	(15)	(88)	(338)	(164)	(47)
Operating days	5,541	3,803	18,327	14,924	13,520	7,577

Utilization	94.7%	98.3%	94.3%	93.0%	94.4%	98.7%

Four drydockings to meet regulatory requirements were completed in the first quarter 2022 and, as of March 31, 2022, two such drydockings were in progress. In 2022, we anticipate 14 further drydockings.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 62.4% to $39.4 million for the first quarter 2022, compared to $24.3 million in the comparative period. The increase of $15.2 million was mainly due to 1,980, or 51.2%, net additional ownership days in the first quarter 2022 as the result of the net increase of 22 vessels since April 1, 2021. The average cost per ownership day in the quarter was $6,743, compared to $6,275 for the prior year period, up $468 per day, or 7.5% mainly due to higher than average daily operating expenses of the vessels acquired in 2021 and also from increased crew expenses as a result of COVID-19 and the conflict in Ukraine, increased insurance costs and increased lubricant expenses as a result of higher oil prices.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $4.4 million for the first quarter 2022, compared to $1.8 million in the first quarter of 2021. The increase was mainly due to the net increase of 22 vessels since April 1, 2021, plus the increase in unplanned off hire days resulting in higher costs for bunker fuel for owner’s account.
Depreciation and Amortization
Depreciation and amortization for the first quarter 2022 was $19.9 million, compared to $12.4 million in the first quarter of 2021. The increase was mainly due to the net increase of 22 vessels since April 1, 2021 and the 14 drydockings that have been completed since April 1, 2021, including five drydockings for vessels acquired in 2021.
General and Administrative Expenses
General and administrative expenses were $3.9 million in the first quarter 2022, compared to $4.3 million in the first quarter of 2021. The decrease was mainly due to the non-cash effect of accelerated stock based compensation expenses due to vesting recorded in the first quarter of 2021. The average general and administrative expense per ownership day for the first quarter 2022 was $660, compared to $1,104 in the comparative period, a decrease of $444 or 40.2%.

Adjusted EBITDA
Adjusted EBITDA was $94.5 million for the first quarter 2022, up from $44.2 million for the first quarter of 2021, with the net increase being mainly due to the increased operating days from the net increase of 22 vessels since April 1, 2021 and increase revenue from charter renewals at higher rates.
Interest Expense and Interest Income
Debt as at March 31, 2022 totaled $1,078.5 million, comprising $791.8 million of secured debt collateralized by vessels, $169.2 million under sale and leaseback financing transactions and $117.5 million of unsecured indebtedness on our 2024 Notes. As of March 31, 2022, none of our vessels were unencumbered.
Debt as at March 31, 2021 totaled $769.0 million, comprising $694.1 million of secured debt collateralized by our vessels and $74.9 million of unsecured indebtedness on our 2024 Notes. As of March 31, 2021, none of our vessels were unencumbered.
Interest and other finance expenses for the first quarter 2022 were $21.3 million, down from $25.3 million for the first quarter of 2021, although total debt increased by a net amount of $309.5 million period on period or 40.2%. The decrease was mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, the non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million associated with the redemption of the 2022 Notes, the prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility compared to the prepayment fee of $4.0 million paid on the full repayment of our Blue Ocean Junior Facility paid in the first quarter of 2022 and interest on new loans with Hamburg Commercial Bank AG and new sale and leaseback agreements with Neptune Maritime Leasing and with CMB Financial Leasing Co. Ltd., all for vessel acquisitions, offset by a decrease in our blended cost of debt from approximately 5.6% for first quarter 2021 to 4.7% for first quarter 2022, as a result of our refinancings although three month Libor has increased in first quarter of 2022 to 0.53% as compared to 0.20% in first quarter of 2021.
Interest income for the first quarter 2022 was $0.25 million, up from $0.24 million for the first quarter of 2021.
Other Income, Net
Other income, net was $0.4 million in the first quarter 2022, the same as in first quarter of 2021.
Fair value adjustment on derivatives
In February 2022, we entered into two USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $4.6 million as at March 31, 2022 was recorded though our statement of income.
Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the first quarter 2022 was $2.4 million, compared to $1.5 million for the first quarter 2021. The increase was due to additional Series B Preferred Shares issued under our ATM program since April 1, 2021.

Net Income Available to Common Shareholders
Net income available to common shareholders for the three months ended March 31, 2022 was $70.2 million after the $4.6 million positive fair value adjustment on derivatives, the prepayment fee of $4.0 million on the full repayment of our Blue Ocean Junior Credit Facility and the associated non-cash write off of deferred financing charges of $0.1 million. Net income available to common shareholders for the three months ended March 31, 2021 was $4.2 million, after $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, $3.7 million acceleration of deferred financing charges and $1.1 million acceleration of the amortization of the original issue discount both associated with the redemption of the 2022 Notes and the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, plus a prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility.
Earnings per share for the three months ended March 31, 2022 was $1.93, an increase of 1,384.6% from the earnings per share for the comparative period, which was $0.13.
Normalized net income (a non-GAAP financial measure) for the three months ended March 31, 2022, was $69.7 million after the $4.6 million of positive fair value adjustment on derivatives, $4.0 million prepayment fee paid on the full repayment of our Blue Ocean Junior Credit Facility and the associated non-cash write off of deferred financing charges of $0.1 million. Normalized net income for the three months ended March 31, 2021, was $17.8 million, before the $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, the acceleration of deferred financing charges of $3.7 million and the acceleration of the amortization of the original issue discount of $1.1 million and the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, plus a prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility.
Normalized earnings per share for the three months ended March 31, 2022 was $1.91, an increase of 241.1% from Normalized earnings per share for the comparative period, which was $0.56.

Fleet
As at May 8, 2022, we had 65 containerships in our fleet.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
UASC Al Khor (1)	9,115	31,764	2015	Hapag-Lloyd (3)	2Q27 (3)	4Q27 (3)	34,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE (3)	3Q27 (3)	4Q27 (3)	31,650 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	1Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (5)	16,500 (5)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (5)	14,500 (5)
GSL Grania	7,847	29,190	2004	Maersk	3Q22	4Q24 (5)	14,500 (5)
Mary (1)	6,927	23,424	2013	CMA CGM	3Q23	1Q24	25,910
Kristina (1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	3Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	3Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	2Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (6)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (6)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (6)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (6)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (6)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (6)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (6)
Tasman	5,936	25,010	2000	Maersk	2Q22	4Q23	12,500 (7)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	14,500 (8)
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500 (8)
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (9)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (9)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	2Q25	53,500 (10)
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (11)

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q22	4Q22	22,000
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	2Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	2Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	2Q23	25,350
GSL Rossi	3,421	16,420	2012	Gold Star/ZIM	1Q26	3Q26	38,875 (12)
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	2Q25	3Q25	35,600 (13)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	4Q25	20,250 (14)
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	3Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	3Q22	1Q23	18,500
Tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood	4Q22	1Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta (15)	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers - may exceed the Latest Charter Expiry Dates indicated.

(3)
UASC Al Khor & Maira XL. On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their existing charters in the second or third quarters of 2022, to a leading liner operator for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)
GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(6)
On February 9, 2021 we announced that we had contracted to purchase seven ships of approximately 6,000 TEU each, which have now been delivered. Contract cover for each ship is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by - and terminating prior to - each vessel’s 25th year drydocking & special survey.

(7)	Tasman. 12-month extension at charterer’s option is callable in 2Q2022, at an increased rate of $20,000 per day.
(8)
A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022.

(9)
On June 16, 2021 we announced that we had contracted to purchase four ultra-high reefer ships of 5,470 TEU each. These ships delivered in September and October of 2021. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(10)	Dolphin II. Chartered to OOCL to April 2022 at $24,500 per day; thereafter the rate increased to $53,500 per day.
(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(12)	GSL Rossi. Chartered to Gold Star / ZIM to March 2022 at a rate of $20,000 per day; thereafter the rate increases to an average of $38,875 per day.
(13)
GSL Valerie: chartered to ZIM at $13,250 per day to January 2022; thereafter the rate increased to an average of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.

(14)	Matson Molokai. Chartered to Matson at $20,250 per day to May 2022 after which the rate increases to $36,500 per day.
(15)	Akiteta, formerly Marie Delmas. Note that this charter was formerly attributed to Kumasi, but was switched to Akiteta due to vessel positioning and availability.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended March 31, 2022 today, Monday May 9, 2022 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 1186251
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Wednesday, May 25th, 2022 at (855) 859-2056 or (404) 537-3406. Enter the code 1186251 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com
Annual Report on Form 20-F
The Company’s Annual Report for 2021 was filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2022. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at May 8, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed up to May 8, 2022, the average remaining term of the Company’s charters as at March 31, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.4 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.67 billion. Contracted revenue was $1.92 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.

Reconciliation of Non-U.S. GAAP Financial Measures
A. Adjusted EBITDA
Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives and impairment losses.  Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.
Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.
ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three
		months	months
		ended	ended
		March 31,	March 31,
		2022	2021

Net income available to Common Shareholders		70,182	4,159

Adjust:	Depreciation and amortization	19,852	12,383
	Amortization of intangible liabilities	(12,855)	(502)
	Fair value adjustment on derivative asset	(4,564)	-
	Interest income	(250)	(243)
	Interest expense	18,735	25,256
	Share based compensation	1,054	1,704
	Earnings allocated to preferred shares	2,384	1,484

Adjusted EBITDA		94,538	44,241

B. Normalized net income
Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, fair value adjustment on derivatives and gains or losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.
NORMALIZED NET INCOME

(thousands of U.S. dollars)

		Three	Three
		months	months
		ended	ended
		March 31,	March 31,
		2022	2021

Net income available to Common Shareholders		70,182	4,159

Adjust:	Fair value adjustment on derivative asset	(4,564)	-
	Prepayment fee on repayment of Blue Ocean Credit Facility	3,968	1,618
	Accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares	-	1,346
	Premium paid on redemption of 2022 Notes	-	5,764
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	-	3,745
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	83	-
	Accelerated write off of original issue discount related to redemption of 2022 Notes	-	1,133

Normalized net income		69,669	17,765

C. Normalized Earnings per Share
Normalized Earnings per Share represents Earnings per Share adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, fair value adjustment on derivatives and gains or losses on sale of vessels. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.
NORMALIZED EARNINGS PER SHARE

	Three	Three
	months	months
	ended	ended
	March 31,	March 31,
	2022	2021

EPS as reported (USD)	1.93	0.13
Normalized net income adjustments-Class A common shares (in thousands USD)	(513)	13,606
Weighted average number of Class A Common shares	36,401,764	31,965,287
Adjustment on EPS (USD)	(0.02)	0.43
Normalized EPS (USD)	1.91	0.56

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	geo-political events such as the conflict in Ukraine;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;

•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	Global Ship Lease’s ability to realize expected benefits from its acquisition of secondhand vessels;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.
Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$88,485	$67,280
Time deposits	7,900	7,900
Restricted cash	21,325	24,894
Accounts receivable, net	3,000	3,220
Inventories	10,985	11,410
Prepaid expenses and other current assets	23,082	25,224
Derivative assets	9,364	533
Due from related parties	4,394	2,897
Total current assets	$168,535	$143,358
NON-CURRENT ASSETS
Vessels in operation	$1,669,771	$1,682,816
Advances for vessels acquisitions and other additions	6,712	6,139
Deferred charges, net	44,174	37,629
Other non-current assets	18,207	14,010
Derivative assets, net of current portion	35,079	6,694
Restricted cash, net of current portion	104,657	103,468
Total non-current assets	1,878,600	1,850,756
TOTAL ASSETS	$2,047,135	$1,994,114
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$12,928	$13,159
Accrued liabilities	28,130	32,249
Current portion of long-term debt	210,767	190,316
Current portion of deferred revenue	7,249	8,496
Due to related parties	912	543
Total current liabilities	$259,986	$244,763
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	$851,780	$880,134
Intangible liabilities-charter agreements	42,521	55,376
Deferred revenue, net of current portion	101,033	101,288
Total non-current liabilities	995,334	1,036,798
Total liabilities	$1,255,320	$1,281,561
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,911,392 shares issued and outstanding (2021 – 36,464,109 shares)	369	365
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 – 43,592 shares)	-	-
Additional paid in capital	699,513	698,463
Retained earnings	74,423	13,498
Accumulated other comprehensive income	17,510	227
Total shareholders' equity	791,815	712,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,047,135	$1,994,114

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2022	2021
OPERATING REVENUES
Time charter revenues (include related party revenues of $39,663 and $32,195 for each of the three month periods ended March 31, 2022 and 2021, respectively)	$140,776	$72,478
Amortization of intangible liabilities-charter agreements (include related party amortization of intangible liabilities-charter agreements of $3,291 and $502 for each of the three month periods ended March 31, 2022 and 2021, respectively)	12,855	502
Total Operating Revenues	153,631	72,980

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $4,379 and $3,290 for each of the three month periods ended March 31, 2022 and 2021, respectively)	39,444	24,286
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,477 and $689 for each of the three month periods ended March 31, 2022 and 2021, respectively)	4,357	1,765
Depreciation and amortization	19,852	12,383
General and administrative expenses	3,862	4,274
Operating Income	86,116	30,272

NON-OPERATING INCOME/(EXPENSES)
Interest income	250	243
Interest and other finance expenses (include $nil and $5,764 Notes premium for each of the three month periods ended March 31, 2022 and 2021, respectively)	(18,735)	(25,256)
Other income, net	371	384
Fair value adjustment on derivative asset	4,564	-
Total non-operating expenses	(13,550)	(24,629)
Income before income taxes	72,566	5,643
Income taxes	-	-
Net Income	$72,566	$5,643
Earnings allocated to Series B Preferred Shares	(2,384)	(1,484)
Net Income available to Common Shareholders	$70,182	$4,159

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$72,566	$5,643
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$19,852	$12,383
Amortization of derivative assets’ premium	1	-
Amortization of deferred financing costs	1,579	4,406
Amortization of original issue (premium)/discount on repurchase of notes	(120)	7,044
Amortization of intangible liabilities-charter agreements	(12,855)	(502)
Fair value adjustment on derivative asset	(4,564)	-
Share based compensation	1,054	1,704
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(1,835)	$(3,865)
Decrease in inventories	425	337
Increase in derivative assets	(15,370)	-
Decrease in accounts payable and other liabilities	(5,854)	(6,066)
Increase in related parties' balances, net	(1,128)	(1,235)
(Decrease)/increase in deferred revenue	(1,502)	48
Unrealized foreign exchange loss	3	-
Net cash provided by operating activities	$52,252	$19,897
Cash flows from investing activities:
Cash paid for vessel expenditures	$(1,987)	(1,905)
Advances for vessel acquisitions and other additions	(1,122)	(248)
Cash paid for drydockings	(9,315)	(1,587)
Net cash used in investing activities	$(12,424)	$(3,740)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$-	$15,096
Repurchase of 2022 Notes, including premium	-	(239,183)
Proceeds from drawdown of credit facilities and sale and leaseback	60,000	236,200
Repayment of credit facilities and sale and leaseback	(40,911)	(30,817)
Repayment of refinanced debt	(26,205)	-
Deferred financing costs paid	(2,246)	(4,236)
Net proceeds from offering of Class A common shares, net of offering costs	-	67,984
Proceeds from offering of Series B preferred shares, net of offering costs	-	10,696
Class A common shares-dividend paid	(9,257)	-
Series B Preferred Shares-dividend paid	(2,384)	(1,484)
Net cash (used in)/provided by financing activities	$(21,003)	$54,256
Net increase in cash and cash equivalents and restricted cash	18,825	70,413
Cash and cash equivalents and restricted cash at beginning of the period	195,642	92,262
Cash and cash equivalents and restricted cash at end of the period	$214,467	$162,675
Supplementary Cash Flow Information:
Cash paid for interest	$12,589	$14,469
Non-cash investing activities:
Unpaid drydocking expenses	5,903	949
Unpaid vessel expenditures	8,201	2,461
Unpaid advances for vessel acquisitions and other additions	890	-
Non-cash financing activities:
Unpaid offering costs	-	226
Unrealized gain on derivative assets	17,282	-